As filed with the Securities and Exchange Commission on February 9, 2011

                                                    1933 Act File No. 333-171543
                                                     1940 Act File No. 811-03763


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 761

     B.   Name of Depositor: GUGGENHEIM FUNDS DISTRIBUTORS, INC.

     C.   Complete address of Depositor's principal executive offices:

                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   Name and complete address of agents for service:

         GUGGENHEIM FUNDS DISTRIBUTORS, INC.
         Attention:  Kevin Robinson, Esq.
         Senior Managing Director, General Counsel and Secretary
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention:  Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this filing will become effective on February 9, 2011 at 2:00 P.M. Eastern Time pursuant to Rule 487.



                   Guggenheim Defined Portfolios, Series 761


                Closed-End Equity & Income Portfolio, Series 28

         Closed-End Corporate High Yield & Income Portfolio, Series 16

              Closed-End Senior Loan & Income Portfolio, Series 15

                     Strategic Income Portfolio, Series 50




                                GUGGENHEIM LOGO




                    PROSPECTUS PART A DATED FEBRUARY 9, 2011

                      Diversified portfolios of securities
                selected by Guggenheim Funds Distributors, Inc.

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



================================================================================
INVESTMENT SUMMARY

                                    Overview

     Guggenheim Defined Portfolios, Series 761 is a unit investment trust that consists of the Closed-End Equity & Income Portfolio, Series 28 (the "Closed-End Equity Trust"), the Closed-End Corporate High Yield & Income Portfolio, Series 16 (the "Closed-End Corporate High Yield Trust"), the Closed-End Senior Loan & Income Portfolio, Series 15 (the "Closed-End Senior Loan Trust") and the Strategic Income Portfolio, Series 50 (the "Strategic Income Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Guggenheim Funds Distributors, Inc. ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trusts.

     The Closed-End Equity Trust, Closed-End Senior Loan Trust and Strategic Income Trust are scheduled to terminate in approximately two years. The Closed-End Corporate High Yield Trust is scheduled to terminate in approximately five years.



================================================================================
CLOSED-END EQUITY & INCOME PORTFOLIO, SERIES 28

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Closed-End Equity Trust seeks to provide total return that is comprised of current income and capital appreciation.

Principal Investment Strategy

     The trust contains common shares of closed-end investment companies ("Closed-End Funds") that invest primarily in equity securities and/or income-producing securities.

     See "Investment Policies" in Part B of the prospectus for additional information.

                               Security Selection

     The trust invests in a diversified portfolio of Closed-End Funds that consist primarily of equity securities and/or income-producing securities. The assets held by such Closed-End Funds may include both foreign and domestic equity securities and fixed-income securities. The equity securities held in a Closed-End Fund may include common stocks, preferred stocks, convertible bonds, warrants and other securities with equity characteristics. The fixed-income securities held by a Closed-End Fund may consist of taxable bonds, government securities, high-yield or junk securities and other income-producing assets.

     Closed-End Funds are investment companies that consist primarily of securities issued by various corporate or government entities. Closed-End Funds are typically traded on national securities exchanges and are managed by an investment adviser in accordance with the fund's investment objectives and policies. The investment adviser generally charges a fee for such service.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.


                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately two months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date               February 9, 2011

Unit Price                             $10.00

Termination Date            February 13, 2013

Distribution Date      25th day of each month
       (commencing February 25, 2011, if any)

Record Date            15th day of each month
       (commencing February 15, 2011, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                   40167D403
Fee Account Cash                    40167D429

Reinvested Distributions
Standard Accounts                   40167D411
Fee Account Reinvest                40167D437

Ticker                                 CCEECX

          Portfolio Diversification

                                  Approximate
Sector                   Portfolio Percentage
-----------------        --------------------
Closed-End Funds                       100.00%
                                       ------
Total                                  100.00%
                                       ======

Minimum Investment
All accounts                           1 unit
--------------------------------------------------------------------------------


                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage.

     o Certain Closed-End Funds held by the trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer, changes in the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affect the issuers. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Certain Closed-End Funds held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Certain Closed-End Funds held by the trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o Certain Closed-End Funds held by the trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     o Certain Closed-End Funds held by the trust invest in call options. The call writing portion of the investment strategy of the Closed-End Funds may not be successful in that the Closed-End Funds may not realize the full appreciation of stocks on which the Closed-End Funds have written call options. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund's adviser's ability to predict pertinent market movements, which cannot be assured.

     o The value of a call option held by a Closed-End Fund may be adversely affected if the market for the option becomes less liquid or smaller. The value of an option will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration.

     o Certain Closed-End Funds held by the trust invest in real estate investment trusts ("REITs") and other real estate securities. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the national, state and local economic climate and real estate conditions; perceptions of prospective tenants about the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate markets in the United States; and other factors beyond the control of the issuer of the REIT.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Current economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds held by the trust, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o You want to achieve total return through current income and capital appreciation;

     o The trust represents only a portion of your overall investment portfolio; and

     o The trust is part of a longer-term strategy that may include investment in subsequent portfolios, if available.

     You should not consider this investment if:

     o You are uncomfortable with the risks of an unmanaged investment in securities;

     o You are unwilling to accept the risks involved with owning Closed-End Funds;

     o You are seeking capital preservation as a primary investment objective; or

     o You are seeking a short-term investment or an investment to be used as a trading vehicle.


                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                               Percentage
                                of Public  Amount Per
                                Offering     $1,000
Investor Fees                   Price (4)   Invested
--------------------------    -----------  ----------
Initial sales fee
  paid on purchase (1)            1.00%     $ 10.00
Deferred sales fee (2)            2.45        24.50
Creation and
  development fee (3)             0.50         5.00
                              --------      -------
Maximum sales fees
  (including creation
  and development fee)            3.95%     $ 39.50
                              ========      =======

Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)     $8.00
                              ========

                              Approximate
Annual Fund                   % of Public
Operating                       Offering  Amount Per
Expenses                        Price (4)  100 Units
--------------------------    -----------  ----------
Trustee's fee                   0.1050%     $ 1.050
Sponsor's supervisory fee       0.0300        0.300
Evaluator's fee                 0.0350        0.350
Bookkeeping and
  administrative fee            0.0350        0.350
Estimated other trust
  operating expenses (5)        0.0146        0.146
Estimated Closed-End
  Fund expenses (6)             1.2100       12.100
                              --------      -------
 Total                          1.4296%     $14.296
                              ========      =======


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of November 2011 and December 2011 and $0.0816 in January 2012. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately two months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 3.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $15 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $     626
3 years      1,307
5 years      2,008
10 years     3,635

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.



                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 761
Closed-End Equity & Income Portfolio, Series 28
The Trust Portfolio as of the Inception Date, February 9, 2011
-------------------------------------------------------------------------------------------------------------
                                                             Percentage
                                                             of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                    Offer Price  Shares      Price  Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (100.00%)
  NIE      AGIC Equity & Convertible Income Fund                 5.98%     462     $ 19.5200  $      9,018
  BDV      BlackRock Dividend Achievers Trust                    5.01      727       10.4000         7,561
  BCF      BlackRock Real Asset Equity Trust                     5.01      494       15.3100         7,563
  BDT      BlackRock Strategic Dividend Achievers Trust          5.01      702       10.7600         7,554
  EOS      Eaton Vance Enhanced Equity Income Fund II            7.03      843       12.5800        10,605
  EVT      Eaton Vance Tax-Advantaged Dividend Income Fund       7.03      604       17.5600        10,606
  ETG      Eaton Vance Tax-Advantaged Global Dividend Income
             Fund                                                5.04      512       14.8400         7,598
  ETB      Eaton Vance Tax-Managed Buy-Write Income Fund         6.97      739       14.2300        10,516
  IAE      ING Asia Pacific High Dividend Equity Income Fund     5.04      395       19.2300         7,596
  IGA      ING Global Advantage and Premium Opportunity Fund     6.98      764       13.7700        10,520
  PDT      John Hancock Premium Dividend Fund                    7.97    1,044       11.5200        12,027
  HTD      John Hancock Tax-Advantaged Dividend Income Fund      6.98      684       15.3800        10,520
  NFJ      NFJ Dividend, Interest & Premium Strategy Fund        7.98      668       18.0200        12,037
  JLA      Nuveen Equity Premium Advantage Fund                  6.97      806       13.0500        10,518
  JPG      Nuveen Equity Premium and Growth Fund                 5.99      654       13.8100         9,032
  RVT      Royce Value Trust, Inc.                               5.01      505       14.9400         7,545
                                                                                              ------------
                                                                                              $    150,816
                                                                                              ============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on February 8, 2011. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on February 8, 2011. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $318 loss to the sponsor on the Inception Date.



================================================================================
CLOSED-END CORPORATE HIGH YIELD & INCOME PORTFOLIO, SERIES 16

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Closed-End Corporate High Yield Trust seeks to provide high current income and the potential for capital appreciation.

                         Principal Investment Strategy

     The trust contains common shares of closed-end investment companies ("Closed-End Funds"), the majority of which contain portfolios that are concentrated in high-yield bonds, which are rated below investment-grade by one or more nationally recognized statistical rating organizations. See "Investment Risks" for a description of the risks of investing in high-yield securities.

     See "Investment Policies" in Part B of the prospectus for additional information.

                               Security Selection

     The sponsor has selected Closed-End Funds for the portfolio believed to have the best potential to achieve the trust's investment objective. The majority of the Closed-End Funds contain portfolios that are concentrated in high-yield bonds. Although subject to greater risks, high-yield bond investors have historically received greater returns from their high-yield investments than investment-grade bond investors. The sponsor believes that an investment in these securities offers investors who are willing to assume certain credit and market risks the potential to earn a high level of current monthly income.

     As of the trust's initial date of deposit (the "Inception Date"), 100% of the trust's portfolio is invested in Closed-End Funds with portfolios concentrated in bonds that are rated below investment-grade by one or more nationally recognized statistical rating organizations. High-yield or "junk" bonds, the generic names for bonds rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Bonds that are rated below investment-grade by one national rating agency will be deemed to be below investment-grade for purposes of the trust even if the security has received an investment-grade rating by a different national rating agency. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.


                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately six months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date               February 9, 2011

Unit Price                             $10.00

Termination Date            February 10, 2016

Distribution Date      25th day of each month
       (commencing February 25, 2011, if any)

Record Date            15th day of each month
       (commencing February 15, 2011, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                   40167D486
Fee Account Cash                    40167D502

Reinvested Distributions
Standard Accounts                   40167D494
Fee Account Reinvest                40167D510

Ticker                                 CEIPPX

            Portfolio Diversification

                                  Approximate
Sector                   Portfolio Percentage
----------------         --------------------
Closed-End Funds                       100.00%
                                       ------
Total                                  100.00%
                                       ======

Minimum Investment
All accounts                           1 unit
--------------------------------------------------------------------------------


                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States has experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o All of the Closed-End Funds held by the trust invest in bonds that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Certain Closed-End Funds held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Certain Closed-End Funds held by the trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o Current economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by the Closed-End Funds, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds that invest in high-yield securities;

     o You are seeking capital preservation as a primary investment objective;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o You are uncomfortable with the risks of an unmanaged investment in securities.


                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                              Percentage
                               of Public  Amount Per
                               Offering     $1,000
Investor Fees                  Price (4)   Invested
-------------------------     ----------  ----------
Initial sales fee
  paid on purchase (1)           1.00%      $ 10.00
Deferred sales fee (2)           3.45         34.50
Creation and
  development fee (3)            0.50         5.00
                              --------      -------
Maximum sales fees
  (including creation
  and development fee)           4.95%      $ 49.50
                              ========      =======

Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)    $8.00
                              =======

                             Approximate
Annual Fund                  % of Public
Operating                      Offering   Amount Per
Expenses                       Price (4)   100 Units
-------------------------     ----------  ----------
Trustee's fee                   0.1050%     $ 1.050
Sponsor's supervisory fee       0.0300        0.300
Evaluator's fee                 0.0350        0.350
Bookkeeping and
  administrative fee            0.0350        0.350
Estimated other trust
  operating expenses (5)        0.0174        0.174
Estimated Closed-End
  Fund expenses (6)             1.5900       15.900
                              --------      -------
 Total                          1.8124%     $18.124
                              ========      =======


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in four monthly installments. The first three installments (approximately $0.0817 per unit) will be deducted on the last business day of each month from September 2011 through November 2011 and the remaining amount of the deferred sales fee ($0.10 per unit) will be deducted in the last business day in January 2012. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 4.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $10 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year                  $     768
3 years                     1,141
5 years (life of trust)     1,537

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 761
Closed-End Corporate High Yield & Income Portfolio, Series 16
The Trust Portfolio as of the Inception Date, February 9, 2011
-------------------------------------------------------------------------------------------------------------
                                                             Percentage
                                                             of Aggregate Initial  Per Share    Cost To
  Ticker Company Name (1)                                    Offer Price  Shares      Price  Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (100.00%)
  AWF      AllianceBernstein Global High Income Fund, Inc.       7.02%     727    $  14.5300  $     10,563
  HYV      BlackRock Corporate High Yield Fund V, Inc.           6.01      761       11.8800         9,041
  HYT      BlackRock Corporate High Yield Fund VI, Inc.          6.00      761       11.8700         9,033
  KHI      DWS High Income Trust                                 7.01    1,061        9.9500        10,557
  KMM      DWS Multi-Market Income Trust                         6.99    1,055        9.9800        10,529
  NHS      Neuberger Berman High Yield Strategies Fund, Inc.     7.97      817       14.6800        11,994
  HYB      New America High Income Fund, Inc.                    6.01      887       10.2000         9,047
  PHF      Pacholder High Yield Fund, Inc.                       4.99      865        8.6900         7,517
  PKO      PIMCO Income Opportunity Fund                         8.01      449       26.8400        12,051
  HNW      Pioneer Diversified High Income Trust                 8.99      649       20.8500        13,532
  EAD      Wells Fargo Advantage Income Opportunities Fund       8.01    1,195       10.0900        12,058
  GDF      Western Asset Global Partners Income Fund, Inc.       8.97    1,100       12.2700        13,497
  HIX      Western Asset High Income Fund II, Inc.               7.03    1,081        9.7900        10,583
  HIO      Western Asset High Income Opportunity Fund, Inc.      6.99    1,671        6.3000        10,527
                                                                                              ------------
                                                                                              $    150,529
                                                                                              ============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on February 8, 2011. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on February 8, 2011. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sales prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $392 loss to the sponsor on the Inception Date.



================================================================================
CLOSED-END SENIOR LOAN & INCOME PORTFOLIO, SERIES 15

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Closed-End Senior Loan Trust seeks to provide high current income and the potential for capital appreciation.

                         Principal Investment Strategy

     Under normal circumstances, the trust will invest at least 80% of the value of its assets in common shares of closed-end investment companies ("Closed-End Funds") that are considered to be senior loan funds and/or income funds. Guggenheim, through proprietary research, will strive to select Closed-End Funds featuring the potential for current income, diversification and overall liquidity.

     See "Investment Policies" in Part B of the prospectus for additional information.

                               Security Selection

     The sponsor has selected for the portfolio Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The Closed-End Funds' portfolios consist primarily of senior loans and/or income-producing securities, including high-yield securities.

     As of the trust's initial date of deposit (the "Inception Date"), 100% of the trust's portfolio is invested in securities of Closed-End Funds with portfolios that consist primarily of senior loans and/or income-producing securities, including high-yield securities.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

                           Investing in Senior Loans

     Senior loans are made by banks, other financial institutions, and other investors ("Lenders"), to corporations, partnerships, limited liability companies and other entities ("Borrowers") to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are not subordinate to other significant claims on a Borrower's assets. Senior loans held by Closed-End Funds may be in the form of various bonds and other income-producing securities, including high-yield securities. High-yield securities are securities rated below investment-grade by a nationally recognized statistical rating organization. Senior loans are also generally rated below investment-grade by a nationally recognized statistical rating organization.

     Senior loans are generally negotiated between a Borrower and the Lenders represented by one or more Lenders acting as agent ("Agent") of all the Lenders. The Agent is responsible for negotiating the loan agreement ("Loan Agreement") that establishes the terms and conditions of the senior loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.

     The majority of senior loans have either fixed or floating rates. The key difference between floating-rate and fixed-rate debt instruments is the manner in which the interest rate is set. In the case of fixed-rate loans, the rate of interest to be paid is fixed at the time of issuance. In the case of a floating-rate loan, current market interest rates dictate the rate of interest paid on the loan. Therefore, if interest rates go up, the interest payments on a floating-rate loan will be reset at a higher level (typically over a three to six month period). Conversely, if interest rates fall, the interest payments on a floating-rate loan will be reset at a lower level.

     While senior loans can provide investors with high current income potential, the majority of senior loans are considered below investment-grade, and therefore retain a higher credit risk relative to lower yielding, investment-grade securities. The provision of price stability and preservation of capital is typical to senior loans as well; however, the senior loan market is still considered relatively illiquid.

     For floating-rate senior loans, the interest rates are generally adjusted based on a base rate plus a premium or spread over the base rate. The base rate is usually:

     o    the London Inter-Bank Offered Rate ("LIBOR");

     o the prime rate offered by one or more major U.S. banks (the "Prime Rate"); or

     o the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders.

     LIBOR, as provided for in Loan Agreements, is usually an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits. The prime rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank's lowest available rate. The CD rate, as provided for in loan agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

     Interest rates on senior loans may adjust daily, monthly, quarterly, semi-annually or annually. Senior loans are generally rated below investment-grade and may be unrated at the time of investment.

     High-yield or "junk" securities are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities that are rated below investment-grade by one national rating agency will be deemed to be below investment-grade for purposes of the trust even if the security has received an investment-grade rating by a different national rating agency. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date               February 9, 2011

Unit Price                             $10.00

Termination Date                  May 8, 2013

Distribution Date      25th day of each month
       (commencing February 25, 2011, if any)

Record Date               15th day each month
       (commencing February 15, 2011, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                   40167D528
Fee Account Cash                    40167D544

Reinvested Distributions
Standard Accounts                   40167D536
Fee Account Reinvest                40167D551

Ticker                                 CESLOX

            Portfolio Diversification

                                  Approximate
Sector                   Portfolio Percentage
-----------------        --------------------
Closed-End Funds                       100.00%
                                       ------
Total                                  100.00%
                                       ======

Minimum Investment
All accounts                           1 unit
--------------------------------------------------------------------------------


                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Certain Closed-End Funds held by the trust invest in securities that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Certain Closed-End Funds held by the trust invest in senior loans. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund. Although senior loans in which the Closed-End Funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated.

          Senior loans in which the Closed-End Funds invest:

          --   generally are of below investment-grade credit quality;

          --   may be unrated at the time of investment;

          -- generally are not registered with the Securities and Exchange Commission ("SEC") or any state securities commission; and

          --   generally are not listed on any securities exchange.


          In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

     o Certain Closed-End Funds held by the trust may invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Current economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by the Closed-End Funds, have experienced periods of illiquidity and volatility since the latter half of 2007. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are uncomfortable with the risks of an unmanaged investment in securities;

     o You are unwilling to accept the risks involved with owning Closed-End Funds which hold senior loans;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o You are unwilling to accept the increased risks involved with owning non-investment-grade or "junk" securities.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                              Percentage
                               of Public  Amount Per
                               Offering     $1,000
Investor Fees                  Price (4)   Invested
--------------------------    ----------  ----------
Initial sales fee
  paid on purchase (1)            1.00%     $ 10.00
Deferred sales fee (2)            2.45        24.50
Creation and
  development fee (3)             0.50         5.00
                              --------      -------
Maximum sales fees
  (including creation
  and development fee)            3.95%     $ 39.50
                              ========      =======

Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)    $8.00
                             ========

                             Approximate
Annual Fund                  % of Public
Operating                      Offering   Amount Per
Expenses                       Price (4)   100 Units
--------------------------    ----------  ----------
Trustee's fee                   0.1050%     $ 1.050
Sponsor's supervisory fee       0.0300        0.300
Evaluator's fee                 0.0350        0.350
Bookkeeping and
  administrative fee            0.0350        0.350
Estimated other trust
  operating expenses (5)        0.0174        0.174
Estimated Closed-End
  Fund expenses (6)             1.6300       16.300
                              --------      -------
  Total                         1.8524%     $18.524
                              ========      =======


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of November 2011 and December 2011 and $0.0816 in January 2012. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 3.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $10 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $     670
3 years      1,433
5 years      2,211
10 years     4,016

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 761
Closed-End Senior Loan & Income Portfolio, Series 15
The Trust Portfolio as of the Inception Date, February 9, 2011
-------------------------------------------------------------------------------------------------------------------
                                                                   Percentage
                                                                   of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                          Offer Price  Shares      Price  Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (100.00%)
  BHL      BlackRock Defined Opportunity Credit Trust                  6.98%     718     $ 14.6500  $     10,519
  DVF      BlackRock Diversified Income Strategies Fund, Inc.          7.02      927       11.4100        10,577
  FRA      BlackRock Floating Rate Income Strategies Fund, Inc.        8.01      787       15.3400        12,073
  FRB      BlackRock Floating Rate Income Strategies Fund II, Inc.     8.03      850       14.2300        12,096
  BLW      BlackRock Limited Duration Income Trust                     5.97      533       16.8900         9,002
  BSL      Blackstone/GSO Senior Floating Rate Term Fund               7.96      587       20.4400        11,998
  EVF      Eaton Vance Senior Income Trust                             6.98    1,425        7.3800        10,517
  EVG      Eaton Vance Short Duration Diversified Income Fund          7.00      622       16.9600        10,549
  FTF      Franklin Templeton Limited Duration Income Trust            6.99      792       13.3000        10,534
  JFR      Nuveen Floating Rate Income Fund                            7.01      826       12.7700        10,548
  JRO      Nuveen Floating Rate Income Opportunity Fund                7.01      828       12.7500        10,557
  NSL      Nuveen Senior Income Fund                                   7.07    1,394        7.6400        10,650
  PFN      PIMCO Income Strategy Fund II                               6.98    1,001       10.5100        10,521
  PHD      Pioneer Floating Rate Trust                                 6.99      774       13.6000        10,526
                                                                                                    ------------
                                                                                                    $    150,667
                                                                                                    ============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on February 8, 2011. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on February 8, 2011. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sales prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $362 loss to the sponsor on the Inception Date.



================================================================================
STRATEGIC INCOME PORTFOLIO, SERIES 50

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Strategic Income Trust seeks to provide current income and the potential for capital appreciation by investing in common shares of closed-end investment companies ("Closed-End Funds") that are considered to be income funds.

                      What is the Strategic Income Trust?

     The Strategic Income Trust is a strategic allocation by Guggenheim Funds of various income-oriented Closed-End Funds containing securities of different asset classes. These may include, but are not limited to:

     o    high-yield bonds;

     o    convertible bonds;

     o    preferred securities;

     o    real estate investment trusts ("REITs");

     o    corporate bonds;

     o    government bonds;

     o    international bonds; and

     o    equities.

                         Principal Investment Strategy

     The trust will invest 100% of its assets in Closed-End Funds that are considered to be income funds. Guggenheim Funds, through proprietary research and strategic alliances, will strive to select Closed-End Funds featuring the potential for current income, diversification and overall liquidity.

     See "Investment Policies" in Part B of the prospectus for additional information.

                               Security Selection

     The sponsor has selected Closed-End Funds for the portfolio believed to have the best potential to achieve the trust's investment objective. The Closed-End Funds' portfolios consist primarily of income-producing securities, including: high-yield bonds, convertible bonds, preferred securities, REITs, corporate bonds, government bonds, international bonds and equities.

     When selecting Closed-End Funds for inclusion in the portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable index.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately two months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date               February 9, 2011

Unit Price                             $10.00

Termination Date            February 13, 2013

Distribution Date      25th day of each month
       (commencing February 25, 2011, if any)

Record Date            15th day of each month
       (commencing February 15, 2011, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                   40167D445
Fee Account Cash                    40167D460

Reinvested Distributions
Standard Accounts                   40167D452
Fee Account Reinvest                40167D478

Ticker                                 CSIPZX

            Portfolio Diversification

                                  Approximate
Sector                   Portfolio Percentage
----------------         --------------------
Closed-End Funds                       100.00%
                                       ------
Total                                  100.00%
                                       ======

Minimum Investment
All accounts                           1 unit
--------------------------------------------------------------------------------


                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Certain Closed-End Funds held by the trust invest in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

     o Certain Closed-End Funds held by the trust invest in bonds that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Certain Closed-End Funds held by the trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     o Certain Closed-End Funds held by the trust invest in call options. The call writing portion of the investment strategy of the Closed-End Funds may not be successful in that the Closed-End Funds may not realize the full appreciation of stocks on which the Closed-End Funds have written call options. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund's adviser's ability to predict pertinent market movements, which cannot be assured.

     o The value of a call option held by a Closed-End Fund may be adversely affected if the market for the option becomes less liquid or smaller. The value of an option will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration.

     o Certain Closed-End Funds held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Certain Closed-End Funds held by the trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o Certain Closed-End Funds held by the trust invest in REITs and other real estate securities. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the national, state and local economic climate and real estate conditions; perceptions of prospective tenants about the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate markets in the United States; and other factors beyond the control of the issuer of the REIT.

     o Certain Closed-End Funds held by the trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer, changes in the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affect the issuers. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     o Certain Closed-End Funds held by the trust invest in senior loans. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund. Although senior loans in which the Closed-End Funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated.

          Senior loans in which the Closed-End Funds invest:

          --   generally are of below investment-grade credit quality;

          --   may be unrated at the time of investment;

          -- generally are not registered with the Securities and Exchange Commission ("SEC") or any state securities commission; and

          --   generally are not listed on any securities exchange.

          In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

     o Current economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by the Closed-End Funds, may experience periods of illiquidity and volatility. General market uncertaint and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o    You want current income and asset class diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o The trust is part of a longer term investment strategy that may include investment in subsequent trusts, if available.

     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds;

     o You are uncomfortable with the risks of an unmanaged investment in securities;

     o You are seeking capital preservation as a primary investment objective; or

     o You are seeking a short-term investment or an investment to be used as a trading vehicle.

                               Fees and Expenses

     This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the portfolio.

                                          Amount Per
                                            $1,000
                                           Invested
                              Percentage at a Public
                               of Public   Offering
                               Offering    Price of
Investor Fees                  Price (1) $10 Per Unit
-------------------------    -----------  -----------
Initial sales fee
  paid on purchase                0.00%     $  0.00
Deferred sales fee (2)            3.95        34.50
Creation and
  development fee (3)             0.50         5.00
                               -------       ------
Maximum sales fees (1)(3)
  (including creation
  and development fee)            4.45%     $ 39.50
                               =======      =======

Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)    $8.00
                              =======

                            Approximate
Annual Fund                 % of Public
Operating                     Offering    Amount Per
Expenses                      Price (4)    100 Units
-------------------------    -----------  ----------
Trustee's fee                   0.1050%     $ 1.050
Sponsor's supervisory fee       0.0300        0.300
Evaluator's fee                 0.0350        0.350
Bookkeeping and
  administrative fee            0.0350        0.350
Estimated other trust
  operating expenses (5)        0.0159        0.159
Estimated Closed-End
  Fund expenses (6)             1.5900       15.900
                              --------      -------
  Total                         1.8109%     $18.109
                             =========      =======


(1) The maximum sales fee equals the sum of the deferred sales fee and the creation and development fee ("C&D Fee") (as described below). Together, the deferred sales fee and the C&D Fee is a fixed dollar amount equaling $0.395 per unit. Because of this, the maximum sales fee, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. The percentages noted above do not assume a Public Offering Price of $10 per unit. Assuming a Public Offering Price of $10 per unit, the maximum sales fee will be 3.95% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the maximum sales fee will be less than 3.95%. If the price you pay for your units is less than $10 per unit, the maximum sales fee will exceed 3.95%, but in no event will the maximum sales fee exceed 4.45% of the Public Offering Price.

(2) The deferred sales fee is a fixed dollar amount equal to $0.345 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $10 per unit, the deferred sales fee will be 3.45% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 3.45% of the Public Offering Price per unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 3.45% of the Public Offering Price per unit; however, in no event will the maximum sales fee exceed 4.45% of the Public Offering Price per unit. The deferred sales fee will be deducted in four monthly installments. The first three installments (approximately $0.0817 per unit) will be deducted on the last business day of each month from June 2011 through August 2011 and the remaining amount of the deferred sales fee ($0.10 per unit) will be deducted on the last business day in January 2012. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between $0.345 per unit and the remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales fee of $0.345 per unit.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately two months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 4.45% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $20 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $     665
3 years      1,420
5 years      2,191
10 years     3,979

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 761
Strategic Income Portfolio, Series 50
The Trust Portfolio as of the Inception Date, February 9, 2011
-------------------------------------------------------------------------------------------------------------------
                                                                   Percentage
                                                                   of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                          Offer Price  Shares      Price  Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (100.00%)
  AWF      AllianceBernstein Global High Income Fund, Inc.             3.00%     311     $ 14.5300   $     4,519
  HYV      BlackRock Corporate High Yield Fund V, Inc.                 3.00      381       11.8800         4,526
  FRA      BlackRock Floating Rate Income Strategies Fund, Inc.        2.51      246       15.3400         3,774
  FRB      BlackRock Floating Rate Income Strategies Fund II, Inc.     2.52      266       14.2300         3,785
  CHY      Calamos Convertible and High Income Fund                    2.99      341       13.2000         4,501
  CGO      Calamos Global Total Return Fund                            3.03      299       15.2500         4,560
  RNP      Cohen & Steers REIT and Preferred Income Fund, Inc.         3.00      307       14.6800         4,507
  KHI      DWS High Income Trust                                       3.50      530        9.9500         5,274
  KMM      DWS Multi-Market Income Trust                               2.99      452        9.9800         4,511
  EOS      Eaton Vance Enhanced Equity Income Fund II                  3.01      361       12.5800         4,541
  ETG      Eaton Vance Tax-Advantaged Global Dividend
             Income Fund                                               3.02      307       14.8400         4,556
  ETV      Eaton Vance Tax-Managed Buy-Write Opportunities
             Fund                                                      3.49      396       13.2900         5,263
  ETW      Eaton Vance Tax-Managed Global Buy-Write
             Opportunities Fund                                        3.00      360       12.5500         4,518
  FAM      First Trust/Aberdeen Global Opportunity Income Fund         3.49      314       16.7600         5,263
  FLC      Flaherty & Crumrine/Claymore Total Return Fund, Inc.        3.48      298       17.6100         5,248
  HTR      Helios Total Return Fund, Inc.                              3.00      776        5.8300         4,524
  IGA      ING Global Advantage and Premium Opportunity Fund           3.00      328       13.7700         4,517
  JHI      John Hancock Investors Trust                                3.51      254       20.8200         5,288
  HPF      John Hancock Preferred Income Fund II                       3.00      241       18.7100         4,509
  HTD      John Hancock Tax-Advantaged Dividend Income Fund            3.00      294       15.3800         4,522
  KYE      Kayne Anderson Energy Total Return Fund                     2.99      151       29.8300         4,504
  ICB      Morgan Stanley Income Securities, Inc.                      2.50      229       16.4300         3,762
  NHS      Neuberger Berman High Yield Strategies Fund, Inc.           2.98      306       14.6800         4,492
  HYB      New America High Income Fund, Inc.                          3.00      443       10.2000         4,519
  NFJ      NFJ Dividend, Interest & Premium Strategy Fund              3.49      292       18.0200         5,262
  JLA      Nuveen Equity Premium Advantage Fund                        3.49      403       13.0500         5,259
  NSL      Nuveen Senior Income Fund                                   2.53      498        7.6400         3,805
  PKO      PIMCO Income Opportunity Fund                               2.99      168       26.8400         4,509
  HNW      Pioneer Diversified High Income Trust                       2.99      216       20.8500         4,504
  PCF      Putnam High Income Securities Fund                          3.01      532        8.5200         4,533
  RVT      Royce Value Trust, Inc.                                     3.00      303       14.9400         4,527


                           Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 761
Strategic Income Portfolio, Series 50
The Trust Portfolio as of the Inception Date, February 9, 2011
-------------------------------------------------------------------------------------------------------------------
                                                                   Percentage
                                                                   of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                          Offer Price  Shares      Price  Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (continued)
  EHI      Western Asset Global High Income Fund, Inc.                 3.01%     346     $ 13.1000   $     4,533
  PAI      Western Asset Income Fund                                   2.48      292       12.8100         3,741
                                                                                                     -----------
                                                                                                     $   150,656
                                                                                                     ===========

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on February 8, 2011. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on February 8, 2011. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $337 loss to the sponsor on the Inception Date.



================================================================================
UNDERSTANDING YOUR INVESTMENTS

                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheimfunds.com. The unit price includes:

     o    the value of the securities,

     o    organization costs,

     o the maximum sales fee (which may include an initial sales fee, if applicable, a deferred sales fee and the creation and development fee), and

     o    cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Securities. The sponsor serves as the evaluator of your trust (the "evaluator"). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

     The trustee determined the initial prices of the securities shown in "Trust Portfolio" for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimates set forth in "Fees and Expenses."

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee of the Closed-End Equity Trust and Closed-End Senior Loan Trust has both an initial and a deferred component and is 3.45% of the Public Offering Price, based on a $10 unit. The transactional sales fee of the Closed-End Corporate High Yield Trust also has both an initial and deferred component and is 4.45% of the Public Offering Price, based on a $10 unit. The percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee of the Strategic Income Trust typically has only a deferred component and is a fixed-dollar amount of $0.345 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $10 per unit, the deferred sales fee will be 3.45% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 3.45% . If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 3.45%; however, in no event will the maximum sales fee exceed 4.45% of the Public Offering Price per unit.

     The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee of the Closed-End Equity Trust, Closed-End Senior Loan Trust and Closed-End Corporate High Yield Trust is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (3.95% of the Public Offering Price for the Closed-End Equity Trust and Closed-End Senior Loan Trust, and 4.95% of the Public Offering Price for the Closed-End Corporate High Yield Trust) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.295 per unit of the Closed-End Equity Trust and Closed-End Senior Loan Trust, and $0.395 per unit of the Closed-End Corporate High Yield Trust). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Typically, the Strategic Income Trust does not charge an initial sales fee. However, if you purchase units of this trust after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee of the Strategic Income Trust, which you will pay at the time of purchase, is equal to the difference between $0.345 per unit and the remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales fee of $0.345 per unit.

     Deferred Sales Fee. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.245 per unit of the Closed-End Equity Trust and Closed-End Senior Loan Trust, and $0.345 per unit of the Closed-End Corporate High Yield Trust and Strategic Income Trust). You pay any remaining deferred sales fee when you sell or redeem units. The trusts may sell securities to meet the trusts' obligations with respect to the deferred sales fee. Thus, no assurance can be given that a trust will retain its present size and composition for any length of time.

     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

Closed-End Equity Trust and
Closed-End Senior Loan Trust:

                          Sales Charge
                        Reductions (as a
                        % of the Public
Purchase Amount         Offering Price)
----------------------  ----------------
Less than $50,000              0.00%
$50,000 - $99,999              0.25
$100,000 - $249,999            0.50
$250,000 - $499,999            0.75
$500,000 - $999,999            1.00
$1,000,000 or more             1.50


Closed-End Corporate High Yield Trust:

                          Sales Charge
                        Reductions (as a
                         % of the Public
Purchase Amount          Offering Price)
----------------------  ----------------
Less than $50,000              0.00%
$50,000 - $99,999              0.25
$100,000 - $249,999            0.50
$250,000 - $499,999            1.00
$500,000 - $999,999            2.00
$1,000,000 or more             2.90


Strategic Income Trust:
                          Sales Charge
                           Reductions
Purchase Amount         (amount per unit)
----------------------  ----------------
Less than $50,000            $0.000
$50,000 - $99,999             0.025
$100,000 - $249,999           0.050
$250,000 - $499,999           0.075
$500,000 - $999,999           0.100
$1,000,000 or more            0.150


     You may aggregate unit purchases of any Guggenheim Funds trust by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o    purchases by your spouse or minor children, and

     o    purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Exchange or Rollover Option. If you are buying units of a trust in the primary market with redemption or termination proceeds from any other Guggenheim Funds unit trust, you may purchase units of the Closed-End Equity Trust, the Closed-End Senior Loan Trust and the Closed-End Corporate High Yield Trust at 99% of the maximum Public Offering Price or you may purchase units of the Strategic Income Trust at a $0.10 per unit reduction, which may include an upfront sales fee and a deferred sales fee. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Guggenheim Funds unit trust, or (2) the redemption proceeds from a non-Guggenheim Funds trust if such trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Taxes" in Part B of the prospectus.

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Guggenheim Funds and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

Closed-End Equity Trust and
Closed-End Senior Loan Trust:

                           Concession
                          per Unit (as a
Purchase Amount/         % of the Public
Form of Purchase         Offering Price)
-----------------------  ---------------
Less than $50,000              3.10%
$50,000 - $99,999              2.85
$100,000 - $249,999            2.60
$250,000 - $499,999            2.35
$500,000 - $999,999            2.25
$1,000,000 or more             1.80
Rollover Purchases             2.20
Fee Account and
   Employee Purchases          0.00


Closed-End Corporate High Yield Trust:

                            Concession
                           per Unit (as a
Purchase Amount/          % of the Public
Form of Purchase          Offering Price)
------------------------  ---------------
Less than $50,000              3.60%
$50,000 - $99,999              3.35
$100,000 - $249,999            3.25
$250,000 - $499,999            2.75
$500,000 - $999,999            2.00
$1,000,000 or more             1.25
Rollover Purchases             2.60
Fee Account and
  Employee Purchases          0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction.


Strategic Income Trust:

Purchase Amount/           Concession
Form of Purchase            per Unit
-------------------------  ----------
Less than $50,000            $0.300
$50,000 - $99,999             0.275
$100,000 - $249,999           0.250
$250,000 - $499,999           0.235
$500,000 - $999,999           0.225
$1,000,000 or more            0.175
Rollover Purchases            0.200
Fee Account and
  Employee Purchases          0.000


     We apply these amounts at the time of the transaction.

     Broker-dealers and other firms that sell units of certain Guggenheim Funds unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be as follows:


Primary Offering             Additional
Period Sales During            Volume
Calendar Quarter             Concession
---------------------------  ----------
$0 but less than $10 million    0.000%
$10 million but
  less than $25 million         0.075
$25 million but
  less than $50 million         0.100
$50 million or more             0.125

     Eligible unit trusts include all Guggenheim Funds unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trusts to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this trust and other Guggenheim Funds products. This compensation is intended to result in additional sales of Guggenheim Funds products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim Funds products by the intermediary or its agents, the placing of Guggenheim Funds products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim Funds products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim Funds product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in your trust's "Trust Portfolio" on the initial deposit of securities in your trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheimfunds.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs. If units of the Strategic Income Trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

     Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of a trust's termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of your trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

     Exchange Option. You may be able to exchange your units for units of other Guggenheim Funds unit trusts at a reduced sales fee. You can contact your financial professional or Guggenheim Funds for more information about the trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 Distributions

     Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o    reinvest distributions in additional units of your trust at no fee, or

     o    receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, trust expenses change or as a result of changes in the trust's portfolio.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in your trust. Recently, equity markets have experienced significant volatility. If the value of the Closed-End Funds in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in your trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o    General securities markets movements;

     o    Changes in the financial condition of an issuer or a sector;

     o    Changes in perceptions about an issuer or a sector;

     o    Interest rates and inflation;

     o    Governmental policies and litigation; and

     o    Purchases and sales of securities by a trust.

     Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Current economic conditions risk. The U.S. economy's recession began in December 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of uncertainty in the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     Closed-End Fund risk. Your trust invests in Closed-End Funds. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain Closed-End Funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of an Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage. In addition, Closed-End Funds are subject to their own annual fees and expenses, including a management fee. Such fees reduce the potential benefits associated with owning a Closed-End Fund and are in addition to your trust's expenses.

     Interest rate risk. Interest rate risk is the risk that the value of securities held by a Closed-End Fund in your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

     Credit and dividend payment risk. Credit risk is the risk that an issuer of a security or a Closed-End Fund is unable or unwilling to make dividend and/or principal payments. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Call risk. Call risk is the risk that securities held by a Closed-End Fund in your trust can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by your trust are more likely to be called when interest rates decline. This would result in early returns of principal to the Closed-End Funds in your trust. The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Security quality risk. Security quality risk is the risk that a reduction in a securities rating may decrease its value, the value of a Closed-End Fund and the value of your investment in your trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

     High-yield securities risk. Certain Closed-End Funds held by the trusts may invest in high-yield securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increase in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend payments.

     High-yield or "junk" securities, the general names for securities rated below investment-grade, are frequently issued by corporations in the growth state of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. Also, the market for high-yield securities is generally smaller and less liquid than that for investment-grade securities.

     The market for high-yield bonds is smaller and less liquid than that for investment-grade bonds. High-yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield bonds, the bid-offer spread on such bonds is generally greater than it is for investment-grade bonds and the purchase or sale of such bonds may take longer to complete.

     Split ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by one rating agency, so long as at least one other rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     Foreign securities risk. Certain Closed-End Funds held by the trusts invest in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a Closed-End Fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a trust's foreign currency holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Emerging market risk. Certain Closed-End Funds held by the trusts may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     Convertible securities risk. Certain Closed-End Funds held by the Closed-End Equity Trust and the Strategic Income Trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

     Preferred securities risk. Certain Closed-End Funds held by the Strategic Income Trust invest in preferred securities, such as preferred stock and trust preferred securities.

     Similar to bonds, preferred stocks typically offer a fixed rate of return paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on major stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

     Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

     In addition to the risks set forth above, these securities are also subject to the following risks:

     o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.

     o Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

     o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

     o Tax or regulatory changes may change the tax characterization of the preferred securities or the underlying securities, and, as a result, may effect the value of your units.

     o Preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity.

     Options risk. The value of an option held by certain of the Closed-End Funds in the Closed-End Equity Trust and the Strategic Income Trust may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as an option approaches its expiration date, its value increasingly moves with the price of the stock subject to an option. The strike price for an option may be adjusted downward before an option expiration triggered by certain corporate events affecting that stock. A downward adjustment to the strike price will have the effect of reducing the equity appreciation. Option strike prices may be adjusted to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. If the value of the underlying stock exceeds the strike price of an option, it is likely that the holder of that option will exercise their right to purchase the stock.

     REIT risk. Certain Closed-End Funds held by the Closed-End Equity Trust and the Strategic Income Trust invest primarily in REITs and other real estate securities. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the national, state and local economic climate and real estate conditions; perceptions of prospective tenants about the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; and other factors beyond the control of the issuer of the REIT.

     The value of a REIT may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

     Senior loan risk. Certain of the Closed-End Funds held by the Closed-End Senior Loan Trust and the Strategic Income Trust invest in senior loans. Senior loans in which the Closed-End Funds invest:

     o    generally are of below investment-grade credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Limited liquidity and volatility risk. The markets for fixed-income securities, such as those held by certain Closed-End Funds held by your trust, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of dividend rates on the shares of the Closed-End Funds.

     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain issuers represented in your trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     See "Risk Factors" in Part B of the prospectus for additional information.

                              How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

     o    to pay expenses,

     o    to issue additional units or redeem units,

     o    in limited circumstances to protect a trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on a trust, or

     o    as permitted by the trust agreement.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Only the trustee may vote the shares of the Closed-End Funds held in your trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each Closed-End Fund.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of a trust. We cannot guarantee that a trust will keep its present size and composition for any length of time.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. ("Claymore"). On September 27, 2010, Claymore officially changed its name to Guggenheim Funds Distributors, Inc. This change follows the acquisition of Claymore by Guggenheim Partners, LLC on October 14, 2009. Since the finalization of the acquisition, we have been operating as a wholly-owned subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Guggenheim Funds and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     Your trust, and therefore the unitholders of your trust, will also indirectly bear the expenses of the underlying Closed-End Funds. While your trust will not pay these expenses directly out of its assets, these expenses are shown under "Annual Fund Operating Expenses of the Trust" in the "Fees and Expenses" section of the prospectus to illustrate the impact of these expenses. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.




            Report of Independent Registered Public Accounting Firm

Unitholders

Guggenheim Defined Portfolios, Series 761

     We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 9, 16, 24, 33 and 34 of this prospectus, of Guggenheim Defined Portfolios, Series 761, as of February 9, 2011, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform audits of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of February 9, 2011. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Guggenheim Defined Portfolios, Series 761, as of February 9, 2011, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ Grant Thornton LLP

Chicago, Illinois

February 9, 2011



Guggenheim Defined Portfolios, Series 761
Statements of Financial Condition
as of the Inception Date, February 9, 2011
                                                               Closed-End     Closed-End
                                                  Closed-End    Corporate       Senior      Strategic
                                                     Equity    High Yield        Loan         Income
Investment in securities                             Trust        Trust          Trust        Trust
Sponsor's contracts to purchase underlying
    securities backed by letter of credit (1)(2) $    150,816  $    150,529  $    150,667  $    150,656
                                                 ------------  ------------  ------------  ------------
                                                 $    150,816  $    150,529  $    150,667  $    150,656
                                                 ============  ============  ============  ============
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                       $      1,219  $      1,216  $      1,218  $      1,205
    Creation and development fee (6)                      762           760           761           753
    Deferred sales fee (4)                              3,732         5,246         3,729         5,198
                                                 ------------  ------------  ------------  ------------
                                                        5,713         7,222         5,708         7,156
                                                 ------------  ------------  ------------  ------------
Interest of unitholders:
    Cost to unitholders (5)                           152,340       152,050       152,190       150,656
    Less: initial sales fee (4)                         1,524         1,521         1,523             0
    Less: organization costs, C&D and
          deferred sales fees (3)(4)(5)(6)              5,713         7,222         5,708         7,156
                                                 ------------  ------------  ------------  ------------
    Net interest of unitholders                       145,103       143,307       144,959       143,500
                                                 ------------  ------------  ------------  ------------
          Total                                  $    150,816  $    150,529  $    150,667  $    150,656
                                                 ============  ============  ============  ============
Number of units                                        15,234        15,205        15,219        15,066
                                                 ============  ============  ============  ============
Net Asset Value per Unit                         $      9.525  $      9.425  $      9.525  $      9.525
                                                 ============  ============  ============  ============

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $151,134, $150,921, $151,029 and $150,993 per trust) necessary for the purchase of the securities in the Closed-End Equity Trust, the Closed-End Corporate High Yield Trust, the Closed-End Senior Loan Trust and the Strategic Income Trust, respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing your trusts. These costs have been estimated at $8.00 per 100 units of a trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of a trust.

(4) The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, if applicable, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee of the Closed-End Equity Trust and the Closed-End Senior Loan Trust is 3.95% of the Public Offering Price (equivalent to 3.99% of the net amount invested). The maximum sales fee of the Closed-End Corporate High Yield Trust is 4.95% of the Public Offering Price (equivalent to 5.00% of the net amount invested). The maximum sales fee of the Strategic Income Trust is $0.395 per unit (equivalent to 3.95% of the net amount invested). The deferred sales fee is equal to $0.245 per unit of the Closed-End Equity Trust and the Closed-End Senior Loan Trust, and $0.345 per unit of the Closed-End Corporate High Yield Trust and the Strategic Income Trust.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.





                         GUGGENHEIM DEFINED PORTFOLIOS

                        GUGGENHEIM PORTFOLIO PROSPECTUS

                         PART B DATED FEBRUARY 9, 2011

     The prospectus for a Guggenheim Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.


                                    Contents

              General Information                                2
              Investment Policies                                2
              Risk Factors                                       3
              Administration of the Trust                       16
              Expenses of the Trust                             22
              Portfolio Transactions and Brokerage Allocation   24
              Purchase, Redemption and Pricing of Units         24
              Taxes                                             29
              Experts                                           32
              Description of Ratings                            32



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

     In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

     Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. Recently passed legislation calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. This new legislation includes the creation of a Financial Oversight Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm--Leach--Bliley Act repealed most of the barriers set up by the 1933 Glass--Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

     The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust's portfolio.

     The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/ dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

     Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/ or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member states of the European Union ("EU"), as of such date) established fixed conversion rates between their existing sovereign currencies and the Euro. On such date the Euro became the official currency of these eleven countries. The participating countries do not control their own monetary policies by directing independent interest rates for their currencies. Greece, Slovenia, Cyprus and Malta have also adopted the Euro as their official currency. In these member states, the authority to direct monetary policy, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. The conversion of the national currencies of the participating countries to the Euro could negatively impact the market rate of the exchange between such currencies (or the Euro) and the U.S. dollar. As of January 1, 2011, there were 27 member states in the EU.

     In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The Euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the Euro conversion will have on any of the issuers of securities contained in a trust.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund may invest:

     o    generally are of below investment-grade credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies ("Small-Cap Companies") or middle market capitalization companies ("Mid-Cap Companies") will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

     (A)  As to the Income Account:

          (1)  Income received;

          (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

          (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (B)  As to the Capital Account:

          (1) The dates of disposition of any securities and the net proceeds received therefrom;

          (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

          (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) A list of the securities as of the last business day of such calendar year;

          (2) The number of units outstanding on the last business day of such calendar year;

          (3) The redemption price based on the last evaluation made during such calendar year; and

          (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (3) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (4) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Guggenheim Funds Distributors, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, Inc. was created as Ranson & Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a wholly-owned subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, Inc.

     Guggenheim Funds Distributors, Inc. has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, Inc. which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Guggenheim Funds Distributors, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, Inc. utilizes the trustee to perform certain evaluation services.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, Inc. is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company ("DTC") through an investor's brokers' account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trusts. Each trust is expected to hold shares (the "RIC Shares") in funds qualifying as regulated investment companies ("RICs") that are treated as interests in regulated investment companies for federal income tax purposes.

     It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Under the "Health Care and Education Reconciliation Act of 2010," income from a trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from RIC Shares. Some dividends on the RIC Shares may be reported by the RIC as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. RICs are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a unit for six months or less or if your trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

     Dividends Received Deduction. A corporation that owns units will generally not be entitled to the dividends received deduction with respect to many dividends received by your trust, because the dividends received deduction is generally not available for dividends from most foreign corporations or from RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC itself from certain domestic corporations may be reported by the RIC as being eligible for the dividends received deduction.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust's termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Foreign Investors, Taxes and Investments. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

     New York Tax Status. Based on the advice of Dorsey & Whitney LLP, special counsel to your trust for New York tax matters, under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation, and the income of your trust will be treated as the income of the unitholders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Description of Ratings

Standard & Poor's Issue Credit Ratings

     A Standard & Poor's issue credit rating is a forward-looking opinion about the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

     Issue credit ratings can be either long term or short term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days, including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

     The ratings and other credit related opinions of Standard & Poor's and its affiliates are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or make any investment decisions. Standard & Poor's assumes no obligation to update any information following publication. Users of ratings and credit related opinions should not rely on them in making any investment decision. Standard &Poor's opinions and analyses do not address the suitability of any security. Standard & Poor's Financial Services LLC does not act as a fiduciary or an investment advisor. While Standard & Poor's has obtained information from sources it believes to be reliable, Standard & Poor's does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and credit related opinions may be changed, suspended, or withdrawn at any time.

     Long-term issue credit ratings

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations).

     AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA An obligation rated "AA" differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

          Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

     B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

     CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

     CC   An obligation rated "CC" is currently highly vulnerable to nonpayment.

     C A "C" rating is assigned to obligations that are CURRENTLY HIGHLY VULNERABLE to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the 'C' rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

     D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.




                         GUGGENHEIM DEFINED PORTFOLIOS

                     GUGGENHEIM PORTFOLIO PROSPECTUS-PART B

                                FEBRUARY 9, 2011

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Additional Information
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E mail: publicinfo@sec.gov
Write:  Public Reference Room
        Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on the operation of the Public
           Reference Room)

     When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.



Contents                                        Investment Summary
--------------------------------------------------------------------------------
2  Overview

Closed-End Equity & Income Portfolio, Series 28
--------------------------------------------------------------------------------
A concise description of essential information about the portfolio.

2  Investment Objective               3 Principal Risks
2  Principal Investment Strategy      7 Who Should Invest
2  Security Selection                 7 Fees and Expenses
3  Future Trusts                      8 Example
3  Essential Information              9 Trust Portfolio
3  Portfolio Diversification

Closed-End Corporate High Yield & Income Portfolio, Series 16
--------------------------------------------------------------------------------
A concise description of essential information about the portfolio.

10 Investment Objective              11 Principal Risks
10 Principal Investment Strategy     13 Who Should Invest
10 Security Selection                14 Fees and Expenses
11 Future Trusts                     15 Example
11 Essential Information             16 Trust Portfolio
11 Portfolio Diversification

Closed-End Senior Loan & Income Portfolio, Series 15
--------------------------------------------------------------------------------
A concise description of essential information about the portfolio.

17 Investment Objective              19 Principal Risks
17 Principal Investment Strategy     22 Who Should Invest
17 Security Selection                22 Fees and Expenses
19 Future Trusts                     23 Example
19 Essential Information             24 Trust Portfolio
19 Portfolio Diversification

Strategic Income Portfolio, Series 50
--------------------------------------------------------------------------------
A concise description of essential information about the portfolio.

25 Investment Objective              26 Principal Risks
25 Principal Investment Strategy     30 Who Should Invest
25 Security Selection                30 Fees and Expenses
26 Future Trusts                     32 Example
26 Essential Information             33 Trust Portfolio
26 Portfolio Diversification

                                          Understanding Your Investments
--------------------------------------------------------------------------------
Detailed information to help you understand your investment.

35 How to Buy Units                  51 General Information
41 How to Sell Your Units            52 Expenses
42 Distributions                     54 Report of Independent Registered Public
43 Investment Risks                     Accounting Firm
50 How the Trust Works               55 Statements of Financial Condition

For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More
--------------------------------------------------------------------------------
You can contact us for            Visit us on the Internet
free information about            http://www.guggenheimfunds.com
these investments.                Call Guggenheim Funds (800) 345-7999
                                  Pricing Line (888) 248-4954
                                  Call The Bank of New York Mellon
                                  (800) 701-8178 (investors)
                                  (800) 647-3383 (brokers)

Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

    E-mail:        publicinfo@sec.gov
    Write:         Public Reference Room, Washington, D.C. 20549-0102
    Visit:         http://www.sec.gov (EDGAR Database)
    Call:          1-202-942-8090 (only for information on
                   the operation of the Public Reference Room)

Refer to:
    Guggenheim Defined Portfolios, Series 761
       Securities Act file number: 333-171543
       Investment Company Act file number: 811-03763

---------------------
When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

GUGGENHEIM LOGO

PROSPECTUS

Closed-End Equity & Income
Portfolio, Series 28

Closed-End Corporate High
Yield & Income Portfolio,
Series 16

Closed-End Senior Loan &
Income Portfolio, Series 15

Strategic Income Portfolio,
Series 50

Guggenheim Defined Portfolios
Series 761

DATED FEBRUARY 9, 2011





                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

   The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                         INSURER/POLICY NO.                 AMOUNT

                  National Union Fire Insurance
                  Company of Pittsburgh,                  $4,000,000
                  Pennsylvania
                  5692790

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

            Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                         Exhibits as listed on page S-5


                                   SIGNATURES

   The Registrant, Guggenheim Defined Portfolios, Series 761 hereby identifies Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

   (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

   (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

   (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 761 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 9th day of February, 2011.

                                       GUGGENHEIM DEFINED PORTFOLIOS, SERIES 761
                                                                    (Registrant)

                                          By GUGGENHEIM FUNDS DISTRIBUTORS, INC.
                                                                     (Depositor)

                                                           By /s/ Kevin Robinson
                                                        ------------------------
                                                       Senior Managing Director,
                                                   General Counsel and Secretary


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     SIGNATURE*                           TITLE***                              DATE

                                                                            )    By:    /s/ Kevin Robinson
                                                                                        -------------------
                                                                            )           Kevin Robinson
                                                                            )           Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           February 9, 2011
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT**                          Vice Chairman                     )           February 9, 2011

ANTHONY DILEONARDI*                       Vice Chairman                     )           February 9, 2011

BRUCE ALBELDA*                            Chief Financial Officer and                   February 9, 2011
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     February 9, 2011
                                          General Counsel and Secretary

---------------
     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-167997 on September 24, 2010.

     **   An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-168383 on October 7, 2010.

     *** The titles of the persons named herein represent their capacity in and relationship to Guggenheim Funds Distributors, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.3 and 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.